
July 17, 2023

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman
P.O. Box 469, KY1-9006
Cayman Islands

      Re: Oxbridge Acquisition Corp.
          Amendment No. 4 to Registration Statement on Form S-4
          Filed July 7, 2023
          File No. 333-270848

Dear Jay Madhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

General

1.   We note you have revised your registration statement to reflect that you are registering 16,873,364 shares of Jet.AI Common Stock in response to prior comment 4. We also note that such 16,873,364 shares do not appear to include the 2,875,000 Oxbridge Class B Ordinary Shares that are "automatically convertible into shares of our Class A Ordinary Shares at the time of an Initial Business Combination." Please advise or revise.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly

Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hallie Heath